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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 ISOMEDIX INC.
                           (Name of Subject Company)

                                 ISOMEDIX INC.
                       (Name of Person Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                            ------------------------

                                   464890102
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 JOHN MASEFIELD
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ISOMEDIX INC.
                                11 APOLLO DRIVE
                           WHIPPANY, NEW JERSEY 07981
                                 (201) 887-4700
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)

                            ------------------------

                                    Copy to:

                              JOHN J. BUTLER, ESQ.
                                HAYTHE & CURLEY
                                237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 880-6000

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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by STERIS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of STERIS Corporation, an Ohio corporation, to purchase all of the Shares (as defined below) of Isomedix Inc., a Delaware corporation.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Isomedix Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 11 Apollo Drive, Whippany, New Jersey 07981. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, $.01 par value, of the Company and the associated Preferred Stock Purchase Rights (together with such Rights, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated August 18, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by STERIS Corporation, an Ohio corporation (the "Parent"), and STERIS Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Parent (the "Purchaser"), relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $20.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth therein. The principal executive offices of each of the Parent and the Purchaser are located at 5960 Heisley Road, Mentor, Ohio 44060.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 12, 1997 (the "Merger Agreement"), by and among the Company, the Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit
(c)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the "Delaware Law" or the "DGCL"), the Purchaser will be merged with the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury shares, or owned by the Purchaser, by the Parent, or any other subsidiary of the Parent or Shares held by shareholders who shall have demanded and perfected appraisal rights, if any, under the Delaware
Law) will be canceled and converted automatically into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest (the "Merger Consideration"). The Merger Agreement is summarized in
Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements, and understandings known to the Company between the Company or its affiliates and (i) certain of the Company's executive officers, directors or affiliates or (ii) certain of the Parent's executive officers, directors or affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"). Other such contracts, arrangements, and understandings known to the Company are described below. The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to be appointed as directors of the Company otherwise than at a meeting of the shareholders of the Company, which directors would constitute a
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majority of the Board of Directors of the Company. The Information Statement is
incorporated herein by reference.

INDEMNIFICATION AGREEMENTS AND DIRECTOR LIABILITY

     Article Seventh of the Certificate of Incorporation of the Company (the "Certificate") provides that the Company shall indemnify each person who is or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he is or was a director, officer, employee, or agent of the Company or because he was serving any other legal entity as a director, officer, member, trustee, employee, or agent at the request of the Company; provided that a determination is made in connection therewith that (a) such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company and (b) with respect to any criminal proceeding, such person was without reasonable cause to believe that his conduct was unlawful. Expenses incurred by any such person in connection with a proceeding may be paid by the Company in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such person to repay the amounts advanced by the Company if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The Certificate further provides that the indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those entitled to indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract or vote of shareholders or disinterested directors or pursuant to the direction (however embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The Company has entered into indemnification agreements with all directors and executive officers of the Company. These agreements provide that the directors and executive officers will be indemnified to the fullest possible extent permitted by the Delaware Law against all expenses (including attorneys' fees), judgments, fines, penalties, taxes, and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of the Company or any of its subsidiaries or affiliates, on account of their service as directors, officers, employees, fiduciaries, or agents of the Company or any of its subsidiaries or affiliates, and their service at the request of the Company or any of its subsidiaries or affiliates as directors, officers, employees, fiduciaries, or agents of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. The indemnification agreements also provide that, if requested by a director or executive officer, the Company will advance to or pay on behalf of such director or executive officer any and all expenses relating to any such action or proceeding, upon receipt of a written undertaking by such director or executive officer to repay any such expenses in the event of a final nonappealable determination, adjudication, or judgment that such director or executive officer is not entitled to indemnification.

     Article Nineteenth of the Certificate provides that a director of the Company shall not be personally liable to the Company or to its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware Law is amended to authorize a further elimination or limitation of the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware Law, as so amended.

     The Company maintains liability insurance for its officers and directors, insuring them against certain losses arising from claims or charges made against them while acting in their capacities as officers or directors of the Company.

     The Merger Agreement provides that, from and after the Effective Time, the Parent and the Surviving Corporation will jointly and severally indemnify, defend, and hold harmless the present and former directors and officers of the Company and each of its subsidiaries against all losses, claims, damages, and liabilities and

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amounts paid in settlement in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative, or investigative, to which any of them was or is a party or is threatened to be made a party by reason of the fact that he or she was or is a director or officer of the Company or any of its subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent that the Company or such subsidiary would have been permitted to indemnify such person under applicable law and the certificate of incorporation and bylaws of the Company or such subsidiary in effect on the date of the Merger Agreement. The Parent has also agreed to use all reasonable efforts to, without any lapse in coverage, either (i) for at least six years after the Effective Time, provide directors' and officers' liability insurance ("D&O Insurance") in respect of acts or omissions occurring at or prior to the Effective Time covering each person currently covered by the Company's D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that, the Parent will not be required to pay per annum more than 150% of the last premium (annualized) paid by the Company for such policy prior to the date of the Merger Agreement,
(ii) purchase tail insurance in respect of the Company's existing D&O Insurance for six years for a premium not to exceed the amount of the customary premium for such tail insurance, or (iii) if such D&O Insurance or tail insurance is only available at premiums in excess of the premiums set forth in clauses (i) or
(ii), as applicable, then purchase the highest level of D&O Insurance or tail insurance available at such applicable premium. The rights of such directors and officers of the Company under the foregoing provision of the Merger Agreement are in addition to any rights they may have under the certificate of incorporation and bylaws of the Surviving Corporation or any of its subsidiaries or under any indemnification agreements with the Company or any of its subsidiaries.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference.

     The Tender Offer. Pursuant to the terms of the Merger Agreement, the Purchaser has agreed to, and the Parent has agreed to cause the Purchaser to, offer to purchase each outstanding Share tendered pursuant to the Offer at a price of $20.50 per share, net to the seller in cash, and to cause the Offer to remain open until September 16, 1997. At the Company's request, the Purchaser will, and the Parent will cause the Purchaser to, extend the expiration date of the Offer from time to time for up to an aggregate of ten business days following the Expiration Date if the Minimum Condition (as defined under "Certain Conditions to the Offer" below) is not fulfilled prior to 5:00 p.m. on the Expiration Date. The Purchaser will not decrease the price payable in the Offer, change the form of consideration payable in the Offer, reduce the number of Shares subject to the Offer, change the conditions to the Offer (the "Offer Conditions"), impose additional conditions to its obligation to consummate the Offer and to accept for payment and purchase Shares tendered in the Offer, or change any other terms of the Offer in a manner adverse to the shareholders of the Company, except that the Purchaser may extend the Expiration Date to the extent required by applicable law or if the Offer Conditions are not satisfied. The Parent has further agreed that, in the event that it would otherwise be entitled to terminate the Offer at any scheduled expiration thereof due to the failure of certain Offer Conditions, not including the Minimum Condition, to be satisfied or waived and it is reasonably likely that such failure can be cured on or before October 14, 1997, it will give the Company notice thereof and, at the request of the Company, extend the Offer until the earlier of (1) such time as such condition is or conditions are satisfied or waived and (2) the date chosen by the Company which shall not be later than the earlier of (x) October 14, 1997 or (y) the earliest date on which the Company reasonably believes such condition or conditions will be satisfied; provided that, if such condition or conditions are not satisfied by any date chosen by the Company pursuant to this clause (y), the Company may request further extensions of the Offer not beyond October 14, 1997.

     The Company has agreed to include in this Schedule 14D-9 a recommendation by the Company's Board of Directors that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer. The Company's Board of Directors has resolved to recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and has received an opinion from Donaldson, Lufkin &

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Jenrette Securities Corporation that, as of the date of such opinion, the consideration to be received by the shareholders of the Company pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

     Board Designees. The Merger Agreement provides that promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by the Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, the Company will, if requested by the Purchaser or the Parent, take all actions necessary to cause persons designated by the Purchaser to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the ratio of the number of Shares beneficially owned by the Purchaser or its affiliates at the time of such purchase over the number of Shares then outstanding. In furtherance thereof, the Company will take whatever action is necessary, including but not limited to amending the Company's bylaws to increase the size of its Board of Directors, or using reasonable efforts to secure the resignation of directors, or both, as is necessary to permit that number of the Purchaser's designees to be elected to the Company's Board of Directors; provided that, prior to the Effective Time (as defined below), the Company's Board of Directors will always have at least two members who are not officers, designees, shareholders, or affiliates of the Purchaser (the "Independent Directors"). All of the Independent Directors will be individuals who are currently directors of the Company, except to the extent that no such individuals wish to be directors. The Company's obligations to appoint designees to its Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Parent and the Purchaser will supply to the Company and will be solely responsible for any information with respect to either of them and their nominees, officers, directors, and affiliates required by Section 14(f) and Rule 14f-1. The Company will promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill these obligations and (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser's designees) will include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under
Section 14(f) and Rule 14f-1. Following the election or appointment of the Purchaser's designees, any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of the Purchaser or the Parent under the Merger Agreement, any recommendation to shareholders or any modification or withdrawal of any such recommendation, the retention of counsel and other advisors in connection with the transactions contemplated hereby, or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors, unless no individuals who are currently directors of the Company wish to be directors.

     The Merger. Pursuant to the terms of the Merger Agreement, the Purchaser will be merged with and into the Company in accordance with the DGCL. As a result, the separate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation"). As soon as practicable after satisfaction or waiver of all conditions to the Merger set forth in the Merger Agreement, the parties will cause a certificate of merger to be duly filed with the Delaware Secretary of State. The Merger will become effective at the Effective Time.

     By virtue of the Merger, at the Effective Time: (i) each share of common stock of the Purchaser then issued and outstanding will be converted into one Share of the Surviving Corporation; and (ii) each Share then issued and outstanding, except for Shares held by the Company as treasury shares or owned by the Parent or any subsidiary of the Parent (which Shares will be immediately canceled and no payment will be made with respect thereto) will be converted into the right to receive, without interest, an amount in cash equal to the price per Share paid in the Offer (the "Merger Consideration"). Subject to the right of shareholders to dissent from the Merger and require appraisal of their Shares pursuant to the DGCL, from and after the Effective Time all Shares will be canceled and retired and cease to exist and each holder of a certificate representing any Shares immediately prior to the Effective Time will thereafter cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration therefor.

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     Until amended in accordance with applicable law, the certificate of incorporation and bylaws of the Purchaser in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation after the consummation of the Merger. Until successors are duly elected or appointed and qualified in accordance with applicable law, from and after the Effective Time, the directors and officers of the Purchaser immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation after the consummation of the Merger.

     Stock Options. At the Effective Time, each outstanding option or warrant (a "Company Option") to purchase Shares, whether or not exercisable, granted under any employee stock option plan, warrant plan for directors, or incentive plan of the Company will be canceled and converted into the right to receive, without interest, an amount in cash (the "Cash Payment") equal to the product of
(i) the number of Shares subject to the Company Option and (ii) the excess of
(a) the Merger Consideration over (b) the exercise price per share of the Company Option; provided that, with respect to any Person subject to Section 16 of the Exchange Act, any such amount shall be paid, without interest, as soon as practicable after the first date payment can be made without liability of such Person under Section 16(b) of the Exchange Act. Each holder of a Company Option, whether or not exercisable, shall have the right, exercisable at any time prior to the expiration of the Offer by written notice to the Company and the Parent, to elect to receive from the Company the Cash Payment, without interest, in exchange for cancellation of such Company Option effective upon the date the Cash Payment is made, provided that no such holder shall be entitled to receive the Cash Payment unless the Minimum Condition has been met and the Purchaser has purchased Shares pursuant to the Offer. All Cash Payments shall be made within two business days of the payment for Shares pursuant to the Offer.

     Representations and Warranties of the Company. In the Merger Agreement, the Company has made customary representations and warranties to the Purchaser and the Parent, including, but not limited to, representations and warranties relating to the following: the organization and qualifications of the Company and its subsidiaries; the authority of the Company to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; the capitalization of the Company and its subsidiaries; filings made by the Company with the Commission; the accuracy of the Company's consolidated financial statements; the absence of certain changes or developments since March 31, 1997; litigation; necessary permits; product warranties and liabilities; labor and employee benefit matters; taxes; FDA and nuclear regulatory matters; intellectual property rights; environmental matters; finders and investment bankers; insurance; indemnification; board approval and recommendation; shareholder approval; opinion of a financial advisor; state takeover statutes; documents supplied, filed or distributed by the Company relating to the Offer; and real and personal property.

     Representations and Warranties of the Parent and the Purchaser. The Parent and the Purchaser have also made customary representations and warranties in the Merger Agreement, including, but not limited to, representations and warranties relating to the following: the organization of the Parent and the Purchaser; the authority of each of the Parent and the Purchaser to enter into and perform its obligations under the Merger Agreement and carry out the related transactions; required consents and approvals; filings made by the Parent with the Commission; the accuracy of the Parent's consolidated financial statements; litigation; shareholder approval; availability of sufficient funds to consummate the Offer; documents supplied, filed or distributed by the Parent or the Purchaser relating to the Offer; finders and investment bankers; board approval; prior activities of the Purchaser; and the absence of fraudulent conveyances.

     Covenants of the Company. In the Merger Agreement, the Company has agreed that, except as contemplated or permitted by the Merger Agreement or specifically disclosed in the schedules thereto, or as otherwise approved in writing by the Parent, from the date of the Merger Agreement until the time that the designees of the Purchaser have been appointed to the Board of Directors of the Company, the Company will, and will cause its subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice. Throughout this same period of time (i) the Company will not adopt or approve any change or amendment in its certificate of incorporation or bylaws; (ii) the Company will not, and will not permit any of its subsidiaries to, merge, consolidate, or enter into a share exchange with any other individual, corporation, partnership, association, trust or other entity or organization, including a government or political subdivision or any agency or instrumentality thereof (a "Person"), sell, lease, license, mortgage, pledge, or otherwise dispose

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of any material assets, except (a) in the ordinary course consistent with past practice or (b) transfers between the Company and/or its wholly owned subsidiaries; (iii) the Company will not declare, set aside, or pay any dividends or make any distributions in respect of the Shares; (iv) the Company will not, and will not permit any of its subsidiaries to, (a) issue, deliver, sell, encumber, or authorize or propose the issuance, delivery, sale, or encumbrance of, any capital stock or other securities of the Company or any capital stock or other securities of its subsidiaries ("Company Subsidiary Securities"), other than pursuant to the Company's Rights Agreement, dated as of June 10, 1988 and subsequently amended (including pursuant to the Merger Agreement), between the Company and Midlantic National Bank, as Rights Agent (the "Company Rights Agreement"), and the issuance of Shares pursuant to the Company's employee stock purchase plan or upon the exercise of outstanding Company Options granted prior to the date hereof, (b) split, combine, or reclassify any Shares or Company Subsidiary Securities, (c) repurchase, redeem, or otherwise acquire any capital stock or other voting securities of the Company or any voting Company Subsidiary Securities, or (d) amend the terms of any outstanding voting securities; (v) the Company will not, without the prior written consent of the Parent, which consent shall not be unreasonably withheld or delayed, make any commitment or enter into any contract or agreement that is reasonably likely to be, individually or in the aggregate, material to the Company and its subsidiaries taken as a whole except in the ordinary course of business consistent with past practices; (vi) except to the extent required by law or by existing written agreements or plans disclosed in Company reports to the Commission or the Company disclosure schedule, neither the Company nor any of its subsidiaries will increase in any manner the compensation or fringe benefits of any of its directors or officers (other than increases in the ordinary course of business in the compensation or fringe benefits of any officers who are not executive officers), pay any pension or retirement allowance to any such director or officer, become a party to, amend, or commit itself to any pension, retirement, profit-sharing, welfare-benefit plan, or employment agreement with or for the benefit of any such director or officer, or grant any severance or termination pay or stay-in-place bonus to any such director or officer, or increase the benefits payable under any existing severance or termination pay or stay-in-place bonus policies; (vii) the Company will not, and will not permit any of its subsidiaries to, make any material tax election or settle or compromise any material federal, state, local or foreign tax liability; and (viii) the Company will not agree to do any of the foregoing.

     In the Merger Agreement, the Company has further agreed that, from the date of the Merger Agreement until the Effective Time, it will not, and will use its best efforts to cause its subsidiaries and the officers, directors, employees, and agents of the Company and its subsidiaries not to, directly or indirectly,
(i) take any action to solicit, to initiate, or knowingly to encourage any good faith offer or proposal for (x) a merger or other business combination involving the Company or any of its subsidiaries and any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the Purchaser), (y) an acquisition by any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the Purchaser) of assets or earning power of the Company or any of its subsidiaries, in one or more transactions, representing 25% or more of the consolidated assets or earning power of the Company and its subsidiaries, or (z) an acquisition by any Person (other than the Parent, the Purchaser, or any subsidiary of either the Parent or the Purchaser) of securities representing 20% or more of the voting power of the Company or any of its subsidiaries (any of the events in (x), (y) and (z) being a "Company Acquisition Proposal"), (ii) take any action knowingly to facilitate (including, without limitation, amending the Company Rights Agreement or redeeming the rights issued thereunder) any Company Acquisition Proposal, (iii) engage or participate in discussions or negotiations, or enter into agreements, with any Person with respect to a Company Acquisition Proposal, or (iv) in connection with a Company Acquisition Proposal, disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books, or records of the Company or any of its subsidiaries to any Person, except that the Company may take action described in clause (ii),
(iii), or (iv) if (A) such action is taken in connection with an unsolicited Company Acquisition Proposal, (B) the failure to take such action would not be consistent with the fiduciary duties of the Board of Directors under applicable law (as advised by legal counsel to the Company), and (C) in the case of the disclosure of nonpublic information relating to the Company or any of its subsidiaries in connection with a Company Acquisition Proposal, such information is covered by a confidentiality agreement that provides substantially the same protection to the Company as is afforded by the confidentiality agreement, dated June 6, 1997, between the

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Parent and the Company (the "Confidentiality Agreement"). The Company will promptly notify the Parent orally and in writing of any Company Acquisition Proposal or any inquiries with respect thereto.

     Neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent, the approval or recommendation by such Board of Directors or such committee of the Offer, the Merger, or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal, or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Company Acquisition Proposal, except that, in any case set forth in clause (i), (ii), or (iii) above, prior to the acceptance for payment of Shares pursuant to the Offer, the Board of Directors of the Company may, in response to an unsolicited Company Acquisition Proposal, (A) withdraw or modify its approval or recommendation of the Offer, the Merger, or the Merger Agreement or (B) approve or recommend any such Company Acquisition Proposal if, in the case of any action described in clause (A) or
(B), the failure to take such action would not be consistent with the fiduciary duties of the Board of Directors under applicable law (as advised by legal counsel to the Company) and, in the case of the actions described in clause (B), concurrently with such approval or recommendation the Company terminates the Merger Agreement and promptly thereafter enters into an Acquisition Agreement with respect to a Company Acquisition Proposal.

     Merger Meeting; Proxy Statement. The Merger will be consummated as soon as practicable after the purchase of Shares pursuant to the Offer, and in no event later than February 17, 1998. If Purchaser is able to do so under the DGCL, it will consummate the Merger pursuant to the "short form" merger provisions of the DGCL. The Parent will vote, or cause to be voted, all Shares beneficially owned by it in favor of the Merger. If required by the DGCL in order to consummate the Merger, as soon as practicable following the purchase of Shares pursuant to the Offer, the Company will take all action necessary in accordance with the DGCL and with the Company's certificate of incorporation and bylaws to convene a meeting of its shareholders to approve the Merger and adopt the Merger Agreement (the "Merger Meeting"). The Company's Board of Directors will recommend that the Company's shareholders approve the Merger and adopt the Merger Agreement, and will cause the Company to use all reasonable efforts to solicit from the shareholders proxies to vote therefor, unless (i) such recommendation would not be consistent with the fiduciary duties of the Board of Directors under applicable law (as advised by legal counsel to the Company) or (ii) the Merger Agreement is terminated in accordance with its terms. The Company will, if required by law for the consummation of the Merger, prepare and file with the Commission preliminary proxy materials relating to the approval of the Merger and the adoption of the Merger Agreement by the Company's shareholders, and will file with the Commission revised preliminary proxy materials, if appropriate, and definitive proxy materials in a timely manner as required by the rules and regulations of the Commission. Except as otherwise provided in clauses (i) and
(ii) of this paragraph, the proxy materials relating to the Merger Meeting will include the recommendation of the Company's Board of Directors.

     Employee Benefits. The Parent agrees in the Merger Agreement that, during the period commencing at the Effective Time and ending on the second anniversary thereof, the employees of the Company will be provided with benefits which, in the aggregate, are substantially comparable to those then provided by the Parent to other employees of the Parent or its subsidiaries in similar positions, except that, through December 31, 1997, the employees of the Company will participate in the Company's existing corporate incentive program instead of the Parent's management incentive program. The Parent will cause each employee benefit plan of the Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company as if such service were with the Parent, to the same extent that such service was credited under a comparable plan of the Company. The Parent will, and will cause the Surviving Corporation to, honor in accordance with their terms (i) all employee benefit obligations to current and former employees of the Company accrued and vested as of the Effective Time and (ii) to the extent set forth in the Company disclosure schedule all employee severance plans in existence on the date of the Merger Agreement and all employment or severance agreements entered into prior to the date hereof.

     Covenants of the Company, the Parent and the Purchaser. Subject to the terms and conditions of the Merger Agreement, the Company, the Parent, and the Purchaser agree to use their reasonable best efforts to take all actions and to do all things necessary or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement as promptly as practicable. If any "fair price," "moratorium," or other similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, each of the parties and, subject to applicable fiduciary duties, their respective Boards of Directors will use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to minimize the effects of such statute or regulation on the transactions contemplated by the Merger Agreement. See also "Indemnification Agreements and Director Liability."

     Conditions to the Merger. The obligations of the Company, the Parent and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by applicable law, the Merger has been approved, and the Merger Agreement has been adopted, by the requisite vote of the Company's shareholders; (ii) the Purchaser shall have purchased all validly tendered and not properly withdrawn Shares in accordance with the Offer; and
(iii) no provision of any applicable domestic law or regulation, and no judgment, injunction, order or decree of a court or governmental agency or authority of competent jurisdiction is in effect that has the effect of making the Offer or the Merger illegal or otherwise restrains or prohibits the purchase of Shares pursuant to the Offer or the consummation of the Merger. The obligations of the Parent and the Purchaser to consummate the Merger are subject to satisfaction or waiver of the Offer Conditions and to compliance by the Company with its obligation to cause persons designated by the Parent to become directors of the Company in accordance with the Merger Agreement.

     Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any prior approval of the Merger and adoption of the Merger Agreement by the Company's shareholders, (i) by the mutual written consent of the Company, the Parent, and the Purchaser; (ii) by the Company if the Purchaser has not purchased Shares pursuant to the Offer by October 14, 1997, or by either the Company or the Parent if the Merger has not been consummated by February 17, 1998, provided that such right of termination will not be available to any party that, at the time of termination, is in material breach of any of its obligations under the Merger Agreement; (iii) by either the Company or the Parent if any applicable domestic law, rule, or regulation makes consummation of the Merger illegal or if any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction restrains or prohibits the consummation of the Offer or Merger and such judgment, injunction, order, or decree has become final and nonappealable; (iv) by either the Company or the Parent if the requisite vote of the Company's shareholders approving the Merger and adopting the Merger Agreement has not been obtained at the Merger Meeting; provided that the right to so terminate the Merger Agreement will not be available to the Parent if it has not voted, or caused to be voted, all Shares beneficially owned by it in favor of the Merger; (v) by either the Company or the Parent if the Offer terminates without the purchase of Shares thereunder; provided that the right to so terminate the Merger Agreement shall not be available to (i) the Parent, if the Purchaser shall have breached its obligations to conduct the tender offer in accordance with the terms of the Merger Agreement, or (ii) any party whose willful failure to perform any of its obligations under the Merger Agreement results in the failure of any of the Offer Conditions or if the failure of any such Offer Conditions results from facts or circumstances that constitute a material breach of the representations or warranties of such party under the Merger Agreement; (vi) prior to the purchase of Shares by the Purchaser pursuant to the Offer, by the Parent if (a) the Company violates its obligations under the terms of the Merger Agreement regarding Company Acquisition Proposals in any material respects and thereafter any Person publicly makes a Company Acquisition Proposal or (b) the Board of Directors of the Company does not publicly recommend in the Schedule 14D-9 that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement, or if the Board of Directors of the Company withdraws, modifies, or changes such recommendation in any manner materially adverse to the Parent; or (vii) by the Company if the Company receives an unsolicited Company Acquisition Proposal that the Board of Directors determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the transactions contemplated by the Merger Agreement; provided that the Company has given the Parent at least five business days notice of the material terms of such Company Acquisition Proposal and such termination shall not be effective until the Company has paid the Termination Fee (as defined below), if and to the extent required under the terms of the Merger Agreement.

     In the event of any such termination of the Merger Agreement and abandonment of the Offer and the Merger, no party to the Merger Agreement (or any of its directors, officers, employees, agents, or advisors) will have any liability or further obligation to any other party to the Merger Agreement except (i) for obligations of the Company to pay, under circumstances described below, the Termination Fee and certain expenses of the Parent and the Purchaser,
(ii) for obligations under the Confidentiality Agreement, and (iii) for liability for any breach of covenants or agreements of the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that, except as set forth below, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring the costs and expenses.

     Pursuant to the Merger Agreement, if (i) the Merger Agreement is terminated by the Company because the Company receives an unsolicited Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its legal and financial advisors, is likely to lead to a merger, acquisition, consolidation, or similar transaction that is more favorable to the shareholders of the Company than the Merger, (ii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated because an insufficient number of Shares are tendered in the Offer, or (iii) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated, prior to the purchase of Shares by the Purchaser pursuant to the Offer, by the Parent because (a) the Company has violated its obligations under the terms of the Merger Agreement with respect to Company Acquisition Proposals in any material respects and a Company Acquisition Proposal was made by any Person after such violation or (b) the Board of Directors of the Company did not publicly recommend in the Schedule 14D-9 that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and approve the Merger and adopt the Merger Agreement, or the Board of Directors of the Company withdrew, modified, or changed such recommendation in any manner materially adverse to the Parent, then the Company will reimburse the Parent and the Purchaser for all of the reasonable documented out-of-pocket expenses and fees actually incurred by the Parent and the Purchaser in connection with the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement, including, without limitation, all reasonable fees and expenses of counsel, financial advisors, accountants, and environmental and other experts and consultants to the Parent and the Purchaser ("Transaction Costs"); except that, the Company will not be required to reimburse the Parent or the Purchaser for Transaction Costs in excess of $600,000 in the aggregate.

     If (x) the Merger Agreement is terminated by the Company as set forth in clause (i) of the immediately preceding paragraph, (y) any Person publicly makes a Company Acquisition Proposal, thereafter the Merger Agreement is terminated as set forth in clause (ii) of the immediately preceding paragraph, and within 12 months after termination the Company agrees to or consummates any Company Acquisition Proposal, or (z) any Person publicly makes a Company Acquisition Proposal and thereafter the Merger Agreement is terminated as set forth in clause (iii) of the immediately preceding paragraph, then, in addition to reimbursing the Parent and the Purchaser for their Transaction Costs, the Company has agreed to pay the Parent a fee of $5,000,000 (the "Termination Fee"). If the Parent is required to file suit to seek the Termination Fee, and it ultimately succeeds on the merits, it will be entitled to all expenses, including reasonable attorneys' fees, that it has incurred in enforcing its rights to collect the Termination Fee.

     Waiver and Amendment. Subject to applicable law and the terms of the Merger Agreement, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and duly executed and delivered, in the case of an amendment, by each of the parties to the Merger Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective.

     Required Vote. In general, under Delaware law and the Company's certificate of incorporation, the Merger requires the approval of the Company's Board of Directors and the approval by the holders of a majority of all outstanding Shares. On August 12, 1997, the Company's Board of Directors unanimously adopted a resolution approving the Merger.

     Accordingly, if the Purchaser acquires more than a majority of the outstanding Shares pursuant to the Offer, the Purchaser would have the voting power to approve the Merger without the vote of any other shareholders and could effect the Merger by so voting and by action of the Board of Directors of the Purchaser, the Company's Board of Directors having already approved the Merger on August 12, 1997. This will be the case if the Minimum Condition is satisfied. In the Merger Agreement, the Purchaser has agreed to vote in favor of the Merger all of the Shares purchased in the Offer.

     Further, Delaware law provides that, if a parent corporation owns 90% or more of each class of outstanding shares of a subsidiary, the parent corporation may merge the subsidiary into itself, or merge itself into the subsidiary, by action of the board of directors of the parent corporation and without action or vote by the shareholders of either corporation. Accordingly, if the Purchaser owns 90% or more of the outstanding Shares after consummation of the Offer, a "short form" merger could be effected by action of the Purchaser's Board of Directors and without the approval of the Company's shareholders.

     Dividends and Distributions. The Company has agreed that, from the date of the Merger Agreement until the time that the designees of the Purchaser have been appointed to the Board of Directors of the Company, the Company will not declare, set aside, or pay any dividends or make any distributions on the Shares.

     Appraisal Rights. Shareholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, shareholders of the Company at the time of the Merger who comply with all statutory requirements and do not vote in favor of the Merger will have the right under the DGCL to demand an appraisal of, and receive payment in cash of the fair value of, their Shares outstanding immediately prior to the Effective Time in accordance with Section 262 of the DGCL.

     Under the DGCL, shareholders who properly demand appraisal and otherwise comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market price of the Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Shareholders should recognize that the value so determined could be equal to, higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

     In addition, several decisions by Delaware courts have held that in certain circumstances a controlling shareholder of a corporation involved in a merger has a fiduciary duty to other shareholders that requires the merger to be fair to the other shareholders. In determining whether a merger is fair to minority shareholders, Delaware courts have considered, among other things, the type and amount of the consideration to be received by the shareholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Phillip A. Hunt Chemical Corp. that the remedy ordinarily available to minority shareholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of unfairness, including fraud, misrepresentation or other misconduct.

     THE FOREGOING SUMMARY OF THE RIGHTS OF SHAREHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY

SHAREHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF DELAWARE LAW.

     "Going Private" Transactions. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (i) the Shares are deregistered under the Exchange Act prior to the Merger or other business combination or (ii) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the Commission and disclosed to shareholders prior to the consummation of the transaction.

     Certain Conditions of the Offer. Notwithstanding any other term or provision of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered shares after the termination or withdrawal of the Offer), to pay for any Shares not theretofore accepted for payment or paid for pursuant to the Offer, if (1) there are not validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when aggregated with the Shares then owned by the Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis (the "Minimum Condition") or (2) at any time on or after the date of the Merger Agreement and at or before the time that any Shares are accepted for payment any of the following conditions exist:

          (a) any provision of any applicable domestic law or regulation, or any judgment, injunction, order, or decree of a court or governmental agency or authority of competent jurisdiction, is in effect that (i) makes the Offer or the Merger illegal or otherwise, directly or indirectly, prohibits or materially restrains the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some or all of the Shares by the Purchaser or the Parent, makes the foregoing substantially more costly or materially delays the Merger, (ii) prohibits or materially limits the ownership or operation by the Company or any of its subsidiaries that owns a material portion of the business and assets of the Company and its subsidiaries, taken as a whole, or by the Parent, the Purchaser or any subsidiaries of the Parent of all or a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of the Parent and its subsidiaries, taken as a whole, as a result of the Offer, the Merger, or the other transactions contemplated by the Merger Agreement, or (iii) imposes limitations on the ability of the Purchaser, the Parent or any of subsidiaries of the Parent effectively to acquire, hold or exercise full rights of ownership of the Shares, including, but not limited to, the right to vote any Shares acquired or owned by the Purchaser or the Parent on all matters properly presented to the shareholders of the Company, including, but not limited to, the approval of the Merger Agreement and adoption of the Merger and the right to vote any shares of capital stock of any subsidiaries of the Company (other than immaterial subsidiaries);

          (b) any consents, authorizations, orders and approvals of, or filings or registrations with, any governmental commission, board or other regulatory body required in connection with the execution, delivery and performance of the Merger Agreement has not been obtained or made, except
     (i) the filing of appropriate certificates of merger in accordance with the DGCL, (ii) compliance with applicable requirements of the HSR Act and the Exchange Act, and (iii) where the failure to obtain or make any such consent, authorization, order, approval, filing, or registration is not reasonably likely to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations, or business of the Company and its Subsidiaries, taken as a whole (a "Company Material Adverse Effect"), or on the financial condition, results of operations, or business of the Parent and the Purchaser, taken as a whole (a "the Parent Material Adverse Effect"), and would not render the Offer or the Merger illegal or provide a reasonable basis to conclude that the parties or their affiliates or any of their respective directors or officers will be subject to the risk of criminal liability;

          (c) any third party consents have not been obtained except where the failure to obtain any such consents is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect;

          (d) the Company has failed to perform the obligations to be performed by it under the Merger Agreement at or prior to such time or any representations and warranties of the Company contained in the Merger Agreement are not true at such time as if made at and as of such time (unless the representation or warranty is made as of a specified date, in which case such representation or warranty will be true as of such date), except to the extent that the failure to perform such obligations and the untruth of such representations and warranties is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect and the Parent has received a certificate signed by an executive officer and by the chief financial officer of the Company to the foregoing effect; for purposes of determining whether this condition has been satisfied, all qualifications as to materiality included in the representations and warranties will be disregarded, and all qualifications as to knowledge of the Company will be based on the knowledge of the Company as of the time such certificate is signed; or

          (e) the Merger Agreement has been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of the Purchaser and the Parent and may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

EMPLOYMENT MATTERS

     Employment Agreement with John Masefield. Concurrently with the execution and delivery of the Merger Agreement, the Parent and John Masefield, Chairman of the Board, President, and Chief Executive Officer of the Company, entered into an employment agreement (the "Employment Agreement") providing for his employment from the Effective Time through December 31, 1999, and thereafter for a consulting period ending not later than December 31, 2004. During the employment period, Mr. Masefield will have overall direct executive responsibility for the Contract Sterilization Business (as that term is defined in the Employment Agreement), as well as any additional responsibilities assigned by the chief executive officer of the Parent. During the employment period, Mr. Masefield will receive a base salary of $260,000 per annum and will be entitled to participate in the Parent's management incentive compensation program with an annual target bonus opportunity of 75% of his base salary. Assuming the continuation of Mr. Masefield's employment through December 31, 1997, Mr. Masefield will be entitled to a guaranteed bonus for the calendar year 1997 equal to $175,000, and assuming continuation through March 31, 1998, a guaranteed bonus for the calendar quarter ending on March 31, 1998 equal to $43,750. As of the Effective Time, Mr. Masefield will be granted options to purchase 100,000 shares of common stock of the Parent, which options will become exercisable as to 25,000 shares immediately and, as to the remaining 75,000 shares, on each anniversary of the Effective Time, in tranches of 25,000 shares per year. During the consulting period, the Parent will pay to Mr. Masefield a fee of $250,000 per annum. If Mr. Masefield's engagement is terminated (i) by the Parent without "cause," (ii) by Mr. Masefield for "good reason," (iii) by reason of Mr. Masefield's death, or (iv) by the Parent or Mr. Masefield on the grounds of "disability," Mr. Masefield will be entitled to receive an amount equal to all unpaid base salary and consulting fees and certain continued group life and health insurance coverage.

     Letter from the Parent to Thomas J. DeAngelo. In a letter dated August 12, 1997 from the Parent to Thomas J. DeAngelo, Vice President-Finance and Administration and Chief Financial Officer of the Company, the Parent stated that upon completion of the Merger, Mr. DeAngelo would become President of the Company. Mr. DeAngelo would receive a base salary of $150,000 per annum and would participate in the Parent's Management Incentive Compensation Plan beginning on April 1, 1998, with an opportunity for a performance bonus in the amount of up to 50% of Mr. DeAngelo's base salary. Until that time, Mr. DeAngelo would be entitled to a guaranteed bonus for the calendar year 1997 equal to $64,350 and a guaranteed bonus for the calendar quarter ending on March 31, 1998 equal to $16,088. Mr. DeAngelo would also receive options to purchase 15,000 shares of the Parent's common stock at an exercise price per share equal to the closing price for the Parent's common stock on the date of the Merger. The stock options would vest at a rate of 25% per year.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board of Directors

     The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company and resolved unanimously to recommend that the shareholders of the Company tender their Shares to the Purchaser pursuant to the Offer.

     As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Offer Conditions have been satisfied (or waived).

     SHAREHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT (A) IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER AND (B) UNDER CERTAIN CIRCUMSTANCES, SHARES MAY BE PURCHASED PURSUANT TO THE OFFER BUT THE MERGER MAY NOT BE CONSUMMATED.

     Under the Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the Offer Conditions are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder. The Parent has agreed to vote, or cause to be voted, all Shares beneficially owned by it in favor of the Merger. Under the Delaware Law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, the Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's shareholders. The Parent, the Purchaser and the Company have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable. If the Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's shareholders is required under the Delaware Law, a longer period of time will be required to effect the Merger since the Delaware Law would require a meeting of the Company's shareholders.

     The Offer is scheduled to expire at 12:00 midnight, Eastern Daylight Time, on September 16, 1997, unless the Purchaser extends the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Parent on August 12, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) Background of the Offer; Reasons for the Recommendation.

     Background of the Offer.

     In May 1995, the Parent was contacted by the Company to determine if the Parent might be interested in discussing a merger.

     In June 1995, Mr. Masefield, Mr. Bill R. Sanford, Chairman of the Board, President, and Chief Executive Officer of the Parent, and other representatives of both companies met in Mentor, Ohio, and Whippany, New Jersey, to discuss the merits of a transaction between the Parent and the Company. The Parent and the Company entered into a Mutual Disclosure Agreement providing for the sharing of non-public information about the Parent and the Company on a confidential basis. The Company proposed a possible combination of the companies and a time-table for negotiations.

     On July 5, 1995, Mr. Sanford wrote a letter to Mr. Masefield acknowledging the time-table that had been proposed by the Company. The letter stated that a business combination between the Parent and the Company had strategic merit. The letter further stated that, although the Company was an attractive merger candidate warranting a purchase price in excess of the market price of the Shares (the closing price per Share on July 3, 1995 was $13.63), the Parent was not contemplating a transaction at the valuation levels that the Company had shared with the Parent to date. A preliminary information request list was enclosed with the letter.

     The possibility of an acquisition of the Company by the Parent was reported to the Parent's Board of Directors at a meeting held on July 26, 1995. On July 27, 1995, the Company reported its second quarter results that showed decreases in net sales, operating income, and net income.

     On August 16, 1995, a meeting of representatives of the Parent and the Company was held in Mentor, Ohio, to continue negotiations regarding a combination of the Parent and the Company.

     In a discussion by telephone on September 18, 1995, Mr. Masefield advised Mr. Sanford that the Company was no longer interested in discussing a possible transaction with the Parent. Diligence and negotiations then ceased.

     In April 1997, Mr. Masefield and Mr. Sanford had telephone conversations during which they agreed to have further discussions regarding a possible transaction between the Parent and the Company.

     Discussions between Mr. Masefield and Mr. Sanford continued during April 1997, including a meeting in Teterboro, New Jersey, on April 15, 1997. During a telephone conference of the Company's directors on April 22, 1997, Mr. Masefield discussed the Parent's interest in a possible transaction with the Company and the directors expressed their view that Mr. Masefield should continue discussions with Mr. Sanford. Mr. Sanford reviewed the possible transaction with the Parent's Board of Directors on April 24, 1997. Further discussions between representatives of the Company and the Parent ensued, leading to a letter sent by Mr. Sanford to Mr. Masefield on May 7, 1997. The letter provided the Company's Board of Directors with an overview of the Parent, outlined how the Company and the Parent would fit together operationally, and presented the Company with a proposal to acquire the Company through a cash tender offer at $17.00 per Share. The proposal was subject to completion of due diligence, negotiation of definitive documentation, and approval of the transaction by the Parent's Board of Directors. The letter requested a response by May 9, 1997.

     On May 9, 1997, Mr. Masefield telephoned Mr. Sanford and advised him that the Company was not yet in a position to respond to Mr. Sanford's May 7 letter. Following discussions with each of the Company's directors over the next several days, Mr. Masefield informed Mr. Sanford that the proposed purchase price was not acceptable to the Company.

     A meeting of the Company's Board of Directors was held on May 20, 1997 at the Company's executive offices in Whippany, New Jersey. Representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), the Company's financial advisor, were present at the meeting. The Company's directors discussed the proposal set forth in Mr. Sanford's May 7 letter and the strategic benefits of a combination of the Company with the Parent. The representatives of DLJ expressed their view that, based on their analysis of certain information provided to DLJ by the Company and other information which was publicly available, the proposed $17.00 per Share purchase price did not fully value the Company and its prospects. Thereafter, the Board of Directors unanimously approved Mr. Masefield's rejection of the May 7 proposal.

     On June 4, 1997, Mr. Sanford and Mr. Masefield met for dinner in New York City. They discussed developments in the Company's business.

     On June 5, 1997, a meeting was held at the offices of DLJ in New York City. Representing the Company at the meeting were Mr. Masefield, Mr. Thomas J. DeAngelo, Vice President-Finance and Administration and Chief Financial Officer of the Company, Mr. Thomas M. Haythe, a director of the Company and partner of Haythe & Curley, legal counsel for the Company, and representatives of DLJ. Representing the Parent were Mr. Sanford, Mr. David C. Dvorak, Vice President, General Counsel, and Secretary of the Parent, a representative of Smith Barney Inc., financial advisor to the Parent, and outside legal counsel for the Parent.

At that meeting, Mr. Masefield and representatives of DLJ described developments in the Company's business and prospects, including improved results from operations, the prospects for a new electron beam facility, and the sterilization of fruit and red meat, and urged the Parent to increase the amount of the proposed purchase price it was willing to pay. The terms of a new confidentiality agreement were also discussed.

     On June 6, 1997, the Parent and the Company entered into a new confidentiality agreement, which included agreements by the Parent not to acquire any Shares for one year and not to solicit key employees of the Company for 18 months. On June 9 and 10, 1997, further discussions took place by telephone among Mr. Sanford, Mr. Masefield, and financial advisors to the Parent and the Company regarding the assumptions underlying the purchase price proposed by the Parent.

     On June 12, 1997, Mr. Sanford sent another letter to Mr. Masefield. This letter increased the purchase price proposed by the Parent from $17.00 per Share to a range of $18.00 to $19.00 per Share. The letter also stated that achieving the Company's growth expectations would require "substantial capital expenditures, as well as the hiring of additional management personnel" and that the Company had not made adequate provision for these capital expenditures and additional personnel. The letter stated further that, "STERIS is willing to proceed with an acquisition because it has the capital and management capability needed to carry your business forward." The letter asked for a response by June 17, 1997.

     On June 17, 1997, Mr. Masefield sent a letter to Mr. Sanford stating that the purchase price proposed by the Parent did not "take into account [the Company's] positive financial performance, or recent achievements in expanding [its] market opportunities." In the letter, Mr. Masefield expressed a willingness to proceed expeditiously with a transaction if the Parent was willing to "reconsider its position."

     In discussions between Mr. Masefield and Mr. Sanford by telephone on June 26, July 1, and July 3, 1997, Mr. Masefield suggested that a meeting be scheduled to discuss the Company's recent financial performance and market opportunities and urged the Parent to go forward with its due diligence.

     On July 11, 1997, Messrs. Masefield and DeAngelo, Michael C. Nahl, a director of the Company, Mr. Daniel T. Sheehan, Vice President of Business Development of the Parent, and representatives of DLJ met at the offices of DLJ in New York City. At that meeting, the participants further reviewed the Company's historical and projected results of operations.

     On July 17, 1997, a meeting was held at the offices of DLJ in New York City. Representing the Parent were Messrs. Dvorak and Sheehan. A DLJ representative attended the meeting on behalf of the Company. Messrs. Dvorak and Sheehan reiterated the interest of the Parent in pursuing a transaction as outlined in the June 12 letter from Mr. Sanford to Mr. Masefield. The DLJ representative emphasized that recent performance and future prospects of the Company justified a Company valuation in excess of the range proposed in the June 12 letter.

     On July 22, 1997, the directors of the Company, other than Mr. Campbell, met at the offices of Haythe & Curley in New York City to discuss the status of the discussions with the Parent. The directors discussed a suggested purchase price in the range of $20 to $21 per Share. The directors present then expressed their approval of continuing negotiations with the Parent.

     On July 28, 1997, Mr. Sanford and Mr. Masefield met in New Jersey and tentatively agreed upon a purchase price of $20.50, subject to approval by the respective Boards of Directors of the Company and the Parent, and to the completion of due diligence and agreement upon the terms of a definitive Merger Agreement. The Parent conducted financial and legal due diligence at the Company's offices in Whippany, New Jersey, at Haythe & Curley's offices in New York City, and at eight of the Company's operating facilities.

     Negotiations of the Merger Agreement commenced on August 6, 1997. Throughout the negotiations, representatives of the Parent reiterated that the Parent was not willing to participate in an auction of the Company and insisted that, as a condition to entering into the Merger Agreement, the Company grant to the Parent a "lock-up" option and agree to the payment of a termination fee if certain events were to occur. After extensive negotiations, the Company agreed to a $5,000,000 termination fee, but refused to grant the option. See "The Merger Agreement" above.

     The terms of the transaction and form of the Merger Agreement were approved by the Board of Directors of the Parent on August 11, 1997.

     On the morning of August 12, 1997, the Board of Directors of the Company held a special meeting at the executive offices of the Company in Whippany, New Jersey, with all directors present. Representatives of DLJ also were present. The directors were advised by Mr. Masefield that all of the open issues on the Merger Agreement had been resolved to the satisfaction of the Company that morning. The Board of Directors reviewed the terms of the Merger Agreement with counsel to the Company. Mr. Haythe advised the directors of their fiduciary duties in connection with their consideration of the Merger Agreement, the Offer, and the Merger. After presenting their financial analyses of the fairness of the consideration to be received in the Offer and the Merger, DLJ delivered its written opinion that, as of the date of such opinion, and based on the assumptions made, the matters considered, and the limits of review set forth in such opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. The Board of Directors then discussed the merits of the proposed Offer and Merger. Following such discussion, the Board of Directors unanimously approved the Merger Agreement, determined that the Offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and resolved unanimously to recommend that the shareholders of the Company tender their Shares to the Purchaser pursuant to the Offer. The definitive Merger Agreement was executed and delivered on August 12, 1997, following approval by the Company's Board of Directors.

     Reasons for the Recommendation.

     In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

       (i) historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management, and competitive position;

      (ii) the financial condition, results of operations, business, and strategic objectives of the Company as well as the risks involved in achieving those objectives;

      (iii) current financial market conditions and historical market prices, volatility, and trading information with respect to the Shares;

      (iv) the consideration to be received by the Company's shareholders in the Offer and the Merger;

       (v) the terms of the Merger Agreement, including the parties' representations, warranties, and covenants, and the conditions to their respective obligations;

      (vi) the performance of the Company on a historical basis and the prospects of the Company going forward as an independent company;

      (vii) the potential for other third parties to acquire the Company;

      (viii) a review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's shareholders of such alternatives, and the timing and likelihood of actually accomplishing any of such alternatives;

      (ix) the presentations to the Board by DLJ at the May 20, 1997 and August 12, 1997 Board meetings;

       (x) the written opinion of DLJ to the effect that, as of the date of such opinion, and based on the assumptions made, the matters considered, and the limits of review set forth in such opinion, the consideration to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view;

      (xi) the fact that, pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited Company Acquisition Proposal to acquire the Company, and the Company may terminate the Merger Agreement and accept such Company Acquisition Proposal subject to the Company's obligation to pay the Termination Fee and the Parent's expenses in the amount and in the manner described in the Merger Agreement;

      (xii) the relationship of the Offer price to historical market prices of the Shares and to the Company's book value per Share;

     (xiii) the likelihood that the proposed acquisition would be consummated, including the experience, reputation, and financial condition of the Parent, and the risks to the Company if the acquisition were not consummated, including a potential negative effect on (a) the Company's sales and operating results, (b) progress of certain development projects, and (c) the market price of the Shares; and

      (xiv) the availability of appraisal rights in the Merger under the Delaware Law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF DLJ (WHICH SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED, AND CERTAIN LIMITATIONS ON THE SCOPE OF REVIEW UNDERTAKEN BY DLJ) IS FILED AS EXHIBIT (a)(2) TO THIS SCHEDULE 14d-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE MERGER AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF SHARES PURSUANT TO THE OFFER AND THE MERGER. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER OR HOW TO VOTE WITH RESPECT TO THE MERGER.

     IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE MERGER AGREEMENT AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY AND RESOLVED UNANIMOUSLY TO RECOMMEND THAT THE SHAREHOLDERS OF THE COMPANY TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained DLJ to provide financial advisory services in connection with the evaluation of various alternatives available to the Company to preserve or maximize shareholder value. Pursuant to a letter agreement dated June 5, 1997 between the Company and DLJ, the Company has agreed to pay DLJ, as compensation for such services, upon any "Transaction" (defined as one or a series of related transactions, including, but not limited to, transactions of the type contemplated by the Merger Agreement) a transaction fee equal to 0.9% of the sum of (a) the aggregate consideration received by the shareholders of the Company in the Offer and the Merger plus (b) the amount of any debt of the Company remaining outstanding or retired in connection with the Transaction. The Company has agreed to reimburse DLJ for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has also agreed to indemnify DLJ and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except that (i) the Company has granted stock options to, and issued stock upon exercise of stock options held by, employees and consultants under its stock plans, (ii) on June 26, 1997, George
R. Dietz, Senior Vice President of the Company sold 2,000 Shares at $17.00 per Share, (iii) on July 15, 1997, Mr. Dietz sold 2,000 Shares at $18.00 per Share, and (iv) on July 22, 1997, Mr. Dietz exercised warrants to purchase 30,000 Shares at an exercise price of $5.00 per Share.

     (b) To the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares (other than Shares, if any, held by any such person that, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange
Act) pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Antitrust. Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The Company and the Parent expect to file a Notification and Report Form with respect to the Offer and the Merger on or about August 19, 1997.

     Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by the Parent. Accordingly, the waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Daylight Time, on September 3, 1997 unless the Company or the Parent receives a request for additional information or material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day period, either the Antitrust Division or the FTC requests additional information or material from the Company or the Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern Daylight Time, on the tenth calendar day after the date of substantial compliance by the Company or the Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See
Section 14.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which the Parent and the Company are engaged, the Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

     Certain State Laws; Certificate of Incorporation. Section 203 of the Delaware General Corporation Law provides that, except in certain circumstances, a Delaware corporation may not engage in a "business combination" with an "interested" shareholder for three years following the date on which the shareholder became an "interested" shareholder unless, among other things, prior to such date the board of directors of the corporation approved either the "business combination" or the transaction that resulted in the shareholder becoming an "interested" shareholder. If the Minimum Condition is satisfied, the Purchaser will become an "interested" shareholder of the Company when it purchases Shares pursuant to the Offer, and the Merger will be a "business combination." However, the Board of Directors of the Company has approved both the Offer and the Merger, and, therefore, the Company will not need to wait for three years before completing the Merger.

     Similarly, Article Fourteenth of the Certificate provides that unless the Board of Directors of the Company by a vote of not less than a majority of the directors expressly approved either the acquisition of outstanding shares of "voting stock" of the Company that resulted in any person becoming a "related person" or the "business combination" prior to the "related person" involved in the "business combination" having become a "related person," the affirmative vote of the holders of not less than eighty percent of the outstanding shares of "voting stock" of the Company shall be required for the authorization of any "business combination." The Purchaser will become a "related person" if the Minimum Condition is satisfied, and the Merger will be a "business combination." However, since the Board of the Directors has approved both the Offer and the Merger, the affirmative vote of the holders of eighty percent of the Company's "voting stock" will not be necessary for the consummation of the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the Indiana Control Share Acquisition Act was constitutional. Such Act, by its terms, is applicable only to corporations that have a substantial number of shareholders in Indiana and are incorporated there. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Purchaser does not know whether any of these laws will, by their terms, apply to the Offer and has not complied with any such laws. Should any person seek to apply any state takeover law, the Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer and the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment any Shares tendered. See Section 14.

     Foreign Approvals. The Company owns property in a number of other foreign countries and jurisdictions. In connection with the acquisition of the Shares pursuant to the Offer, the laws of certain of those foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The governments in such countries and jurisdictions might attempt to impose additional conditions on the Company's operations conducted in such countries and jurisdictions as a result of the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that the Purchaser will be able to cause the Company or its subsidiaries to satisfy or comply with such laws or that compliance or non-compliance will not have adverse consequences for the Company or any subsidiary after purchase of the Shares pursuant to the Offer or the Merger.

     Preferred Stock Purchase Rights. On June 10, 1988, the Company entered into a Rights Agreement and the Board of Directors of the Company declared a dividend of one Preferred Stock Purchase Right for each outstanding share of Common Stock. This action was intended to protect shareholders' value in the Company in the event of a hostile takeover attempt. Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock at an exercise price of $20 per one one-hundredth of a preferred share.

     The Rights are not exercisable or transferable apart from the Common Stock until the earlier to occur of (1) ten days following a public announcement that a person or group of affiliated of associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Stock or (2) ten business days following the commencement of, or announcement of, an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock. Upon the Rights becoming exercisable, each Right would entitle the holder (other than the person or members of the group which caused the Rights to become exercisable) upon exercise to receive a number of shares of Series A Preferred Stock convertible into shares of Common Stock having a market value of two times the exercise price of the Right. Furthermore, if the Company enters into a consolidation, merger, combination or other transaction, where shares of Common Stock are exchanged for cash, property, stock or securities of any other entity, each Right would entitle the holder upon exercise to receive, in lieu of Series A Preferred Stock, that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the Right. The Rights contain antidilutive provisions, are redeemable at the Company's option for $.01 per Right, and expire on June 10, 1998.

     As a result of the Rights distribution, the Board of Directors authorized the issuance of 55,000 shares of a new series of preferred stock designated as Series A Preferred Stock, $1.00 par value. Holders of the Series A Preferred Stock will be entitled to a cumulative quarterly dividend of the greater of $1.00 per share or 100 times the per share dividend declared on Common Stock. The shares have a liquidation preference equal to the greater of $100,000 per share or 100 times the aggregate amount per share distributed to the holders of Common Stock. Each share will have 100 votes and will vote together with the Common Stock.

     On August 12, 1997, the Company amended the Rights Agreement so that the Rights will not become exercisable or transferable as a result of the Offer, the Offer will not trigger the "flip-in" provision, and the Merger will not trigger the "flip-over" provision.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.
-------
(a)(1)     Press release issued by the Company and the Parent on August 12, 1997.
(a)(2)     Opinion of Donaldson, Lufkin & Jenrette Securities Corporation dated August 12,
           1997.* (Attached hereto as Annex B)
(a)(3)     Letter to Shareholders, dated August 18, 1997, from John Masefield, Chairman and
           Chief Executive Officer of the Company.*
(c)(1)     Agreement and Plan of Merger, dated as of August 12, 1997, by and among the
           Parent, the Purchaser and the Company.
(c)(2)     The Company's Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.* (Attached hereto as Annex A)
(c)(3)     Amendment No. 3, dated as of August 12, 1997, by the Company to the Rights
           Agreement, dated as of June 10, 1988, as amended, between the Company and PNC
           Bank, N.A.
(c)(4)     Form of Indemnification Agreement.
(c)(5)     Certificate of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3(a) to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
(c)(6)     Bylaws of the Company (incorporated by reference to Exhibit 3(b) to the Company's
           Annual Report on Form 10-K for the year ended December 31, 1994).
(c)(7)     Employment Agreement, dated as of August 12, 1997, by and between the Parent and
           John Masefield.
(c)(8)     Letter, dated August 12, 1997, from the Parent to Thomas J. DeAngelo.
(c)(9)     Special Bonus Plan for Directors and Senior Officers (incorporated by reference to
           Exhibit 10(ww) to the Company's Annual Report on Form 10-K for the year ended
           December 31, 1993).

* Included in copies of this Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ISOMEDIX INC.

                                            By: /s/ JOHN MASEFIELD
                                            -----------------------
                                                John Masefield
                                             Chairman, President,
                                                       and
                                            Chief Executive Officer
Dated: August 18, 1997

                                    ANNEX A

                                [ISOMEDIX LOGO]

               INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
         THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about August 18, 1997 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Isomedix Inc. (the "Company") to the holders of record of shares of Common Stock, $.01 par value, of the Company and the associated Preferred Stock Purchase Rights (together with such Rights, the "Shares") at the close of business on or about August 14, 1997. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On August 12, 1997, the Company, STERIS Corporation, an Ohio corporation (the "Parent"), and STERIS Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $20.50 per Share, net to the seller in cash and without interest thereon, and
(ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent.

     The Merger Agreement requires the Company to cause the persons designated by the Parent to be elected to the Board of Directors of the Company under the circumstances described therein. See "Right to Designate Directors; The Parent Designees."

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 18, 1997. The Offer is scheduled to expire at 12:00 midnight, Eastern Daylight Time, on September 16, 1997, unless the Offer is extended.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
                                 OF THE COMPANY

     The Board of Directors of the Company currently consists of six members and has no vacancies. The Certificate of Incorporation of the Company provides for the division of the Board of Directors into three classes. Members of each class are elected to a term of three years and continue in office until the director's successor is elected and qualified or until the director's earlier resignation or removal. Each class currently consists of two directors. The terms of office for the Class C directors, Class A directors and Class B directors expire at the Annual Meetings of Shareholders of the Company in 1998, 1999, and 2000, respectively.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by the Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, the Company will, if requested by the Purchaser or the Parent, take all actions necessary to cause persons designated by the

Purchaser (the "Parent Designees") to become directors of the Company so that the total number of directors so designated equals the product, rounded up to the next whole number, of (i) the total number of directors of the Company multiplied by (ii) the ratio of the number of Shares beneficially owned by the Purchaser or its affiliates at the time of such purchase over the number of Shares then outstanding. In furtherance thereof, the Company will take whatever action is necessary, including but not limited to amending the Company's bylaws to increase the size of its Board of Directors, or using reasonable efforts to secure the resignation of current directors, or both, as is necessary to permit that number of the Purchaser's designees to be elected to the Company's Board of Directors; provided that, prior to the Effective Time (as defined below), the Company's Board of Directors will always have at least two members who are not officers, designees, shareholders, or affiliates of the Purchaser (the "Independent Directors"). All of the Independent Directors will be individuals who are currently directors of the Company, except to the extent that such individuals do not wish to be directors. The Company's obligations to appoint designees to its Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election or appointment of the Purchaser's designees, any amendment to the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations of the Purchaser or the Parent under the Merger Agreement, any recommendation to shareholders or any modification or withdrawal of any such recommendation, the retention of counsel and other advisors in connection with the transactions contemplated hereby, or any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors, unless no individuals who are currently directors of the Company wish to be directors.

     The Parent has informed the Company that it will choose the Parent Designees from persons listed below. The Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below. The biographical information provided herein regarding the Parent, the Purchaser, and the Parent Designees has been furnished by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                                                    POSITION WITH PARENT;
                                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                                 5-YEAR EMPLOYMENT HISTORY
------------------------------  -------------------------------------------------------------
Bill R. Sanford...............  Mr. Sanford serves as Chairman of the Board of Directors,
                                President, and Chief Executive Officer of the Parent. He
                                joined the Parent April 1, 1987.
J. Lloyd Breedlove............  Mr. Breedlove serves as a Senior Vice President of the Parent and Group President of the Parent's Customer Support Group.
                                He joined the Parent as Executive Vice President in August
                                1991.
Michael A. Keresman, III......  Mr. Keresman serves as a Senior Vice President and Chief
                                Financial Officer of the Parent. He joined the Parent in
                                January 1988 as Director of Finance and has held positions as
                                Vice President of Finance, Vice President of Finance and
                                Administration, Vice President of Finance and Operations,
                                Secretary, and Vice President of Business Development.
David C. Dvorak...............  Mr. Dvorak serves as Vice President, General Counsel, and
                                Secretary of the Parent. He joined the Parent in June 1996.
                                Prior to joining the Parent, Mr. Dvorak practiced law with
                                Thompson Hine & Flory LLP from 1994 to 1996, and with Jones,
                                Day, Reavis & Pogue from 1991 to 1994.
Paul A. Zamecnik..............  Mr. Zamecnik serves as a Vice President with responsibility for Regulatory Affairs and Quality Systems and as Group
                                President of the Capital Systems Group. He joined the Parent in July 1992 as Director of Marketing and was appointed Vice
                                President with responsibility for Regulatory Affairs and
                                Quality Systems in November 1993. He became Group President of the Capital Systems Group in March 1997.

                                                    POSITION WITH PARENT;
                                             PRINCIPAL OCCUPATION OR EMPLOYMENT;
             NAME                                 5-YEAR EMPLOYMENT HISTORY
------------------------------  -------------------------------------------------------------
Pamela S. Sedmak..............  Ms. Sedmak serves as Vice President and as Group President of the Consumables Systems Group. She joined the Parent in
                                October 1996 as Vice President with responsibility for
                                Strategic Planning. She became Group President of the
                                Consumables Systems Group in March 1997. Prior to joining the
                                Parent, Ms. Sedmak had been with General Electric Company for twelve years, most recently as General Manager of Marketing with GE Medical Systems.
Gerard J. Reis................  Mr. Reis serves as Vice President of Business and
                                Professional Relations. He joined the Parent in 1994 as a
                                Vice President with responsibility for Administration and
                                Human Resources. He became Vice President of Business and
                                Professional Relations in March 1997. Prior to joining the
                                Parent, Mr. Reis served as Vice President for Student
                                Services/College Development at Lakeland Community College
                                from 1989 to 1994.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the Parent's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Parent that, to the Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of August 18, 1997 is presented below:

              NAME                   AGE                 POSITION WITH THE COMPANY
---------------------------------    ----    -------------------------------------------------
John Masefield...................      64    Chairman, President, Chief Executive Officer and
                                             Director (Class C)
Thomas J. DeAngelo...............      42    Vice President-Finance and Administration, Chief
                                             Financial Officer and Director (Class A)
H. Stuart Campbell...............      67    Director (Class B)
Thomas M. Haythe.................      57    Director (Class A)
David M. Lank....................      59    Director (Class C)
Michael C. Nahl..................      54    Director (Class B)
George R. Dietz..................      66    Senior Vice President
Charles P. Truby.................      60    Vice President-Quality Assurance and Regulatory
                                             Affairs

     John Masefield has been Chairman of the Company since its inception in 1972 and President and Chief Executive Officer of the Company from its inception in 1972 until August 1995 and from February 1997 until the present. Between 1960 and 1964, Mr. Masefield was the head of irradiator design for Atomic Energy of Canada Limited. In that capacity, he was responsible for the design and development of the first commercial gamma irradiation sterilization facility in North America for the gamma radiation sterilization of medical devices. He was also responsible for the design, development and operation of the first commercial food gamma irradiation facility in North America. Mr. Masefield has been a lecturer on industrial uses of ionizing radiation at McGill University in Montreal, Canada and Carleton University in Ottawa, Canada, has authored or co-authored numerous articles and studies on the subject, has been invited by the International Atomic Energy Agency to lecture on radiation processing in the Far East for the past several years, was the Convener of the Working Group on Radiation Sterilization to the International Standards Organization on Radiation Sterilization, was the leader of the U.S. Delegation to the International Standards Organization's Technical Committee on Sterilization Standards, was the Co-Chairman of the Radiation Sterilization Committee of the Association for the Advancement of Medical Instrumentation
(AAMI) and has served on the Board of Directors of AAMI and has participated on various other United States and Canadian committees that promulgate recommendations and procedures for the commercial uses of ionizing radiation.

     Thomas J. DeAngelo joined the Company in 1982 and has been an officer of the Company since April 1983. He is currently Vice President-Finance and Administration, Treasurer and Secretary of the Company. He has been the Chief Financial Officer of the Company since 1993. Mr. DeAngelo served as Controller of the Company from April 1983 through April 1987 and as Chief Operating Officer of the Company from September 1993 to February 1994. Mr. DeAngelo is a Certified Public Accountant.

     H. Stuart Campbell has been a director of the Company since 1984. Since 1983, Mr. Campbell has been Vice President and Owner of Highland Packaging Labs, Inc., a contract packaging company. Prior to 1982, Mr. Campbell was Group Chairman of Johnson & Johnson Company, a health care products company. Mr. Campbell is also a director of Mesa Laboratories, Inc., a designer and manufacturer of pharmaceutical and medical instruments and systems; Biomatrix, Inc., a manufacturer of specialty healthcare products based on biological material; and Atrix Laboratories, Inc., a company engaged in research and development activities relating to new therapeutic products and drug delivery.

     Thomas M. Haythe has been a director of the Company since 1983. Since February 1982, Mr. Haythe has been a partner in the law firm of Haythe & Curley. Mr. Haythe is also a director of Novametrix Medical Systems Inc., a manufacturer of electronic medical instruments; Guest Supply, Inc., a distributor of hotel guest room amenities and accessories; Westerbeke Corporation, a manufacturer of marine engine products; and Ramsay Health Care, Inc., a provider of behavioral healthcare services. Mr. Haythe was Assistant Secretary of the Company from 1983 to 1995.

     David M. Lank has been a director of the Company since 1972. Since prior to 1981, Mr. Lank has been a partner of Dorchester Investment Management, investment counselors.

     Michael C. Nahl has been a director of the Company since 1997. Since 1983, Mr. Nahl has been Senior Vice President and Chief Financial Officer of Albany International Corp., a manufacturer of paper machine clothing and other engineered fabrics. From 1981 to 1983, Mr. Nahl was Group Vice President, Corporate of Albany International Corp. Mr. Nahl is a member of the Chase Manhattan Bank Regional Advisory Board.

     George R. Dietz has been an executive officer of the Company since 1972 and a Vice President of the Company since 1983. He is currently Senior Vice President of the Company. Mr. Dietz served as a director of the Company from 1972 to 1996. Mr. Dietz also served as Secretary of the Company from April 1983 through April 1987. Between 1960 and 1969 Mr. Dietz served as project manager for the United States Atomic Energy Commission's food irradiation programs, as the United States Army liaison officer to the United States Atomic Energy Commission, and as project manager for the design, construction and operation of the first large scale pilot food gamma irradiation facility in North America. Between 1967 and 1969 he directed the food irradiation engineering activities at Brookhaven National Laboratories. Mr. Dietz has also authored and co-authored numerous articles and studies on commercial uses of ionizing radiation and has participated on various United States committees that promulgate recommendations and procedures for the commercial uses of ionizing radiation and irradiator operational safety.

     Charles P. Truby has been Vice President-Quality Assurance and Regulatory Affairs since May 1997. From March 1995 to May 1997, he was Executive Vice President and Chief Operating Officer of the Company. Dr. Truby joined the Company from Sherwood Medical Company where he was Vice President of Quality Management for four years. Prior to that, he was employed by Becton Dickinson for 14 years in a number of quality management positions.

     Elmer A. Sticco resigned as a director of the Company on February 28, 1997. The term of Peter Mayer, formerly President and Chief Executive Officer of the Company, as a director expired at the Company's Annual Meeting of Shareholders on May 20, 1997.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has a Compensation and Stock Option Committee whose members are Messrs. Campbell, Haythe and Lank, an Audit Committee whose members are Messrs. Campbell, Lank and Nahl, a Nominating Committee whose members are Messrs. Haythe, Lank and Masefield, and an Acquisition Committee whose members are Messrs. DeAngelo, Haythe, Masefield and Nahl. Mr. Sticco was a member of the Compensation and Stock Option Committee until February 28, 1997 and Mr. Haythe became a member of such committee on May 20, 1997.

     The Compensation and Stock Option Committee determines the compensation arrangements for executive officers of the Company. The Compensation and Stock Option Committee also administers the Company's 1982 Stock Option Plan, 1992 Stock Option Plan, 1992 Supplemental Stock Option Plan and 1996 Long Term Incentive Plan and determines the persons who are eligible to receive options and other awards thereunder, the number of shares to be subject to each option or award and the other terms and conditions upon which options or awards under such plans are granted and made exercisable. The Compensation and Stock Option Committee also administers the Company's 1993 Employee Stock Purchase Plan, and reviews and approves employee benefit plans in which officers and employees are eligible to participate.

     The Audit Committee is authorized to recommend to the Board of Directors the engaging and discharging of the Company's independent accountants, and to review with the independent accountants the plans for and the results of the auditing engagement, the scope and results of the Company's procedures for internal auditing, the independence of the accountants and the adequacy of the Company's system of internal accounting controls.

     The Nominating Committee is authorized to review, approve and recommend persons for election as directors and to fill management positions with the Company.

     The Acquisition Committee is authorized to identify and recommend possible acquisition candidates for the Company.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     The Board of Directors met nine times during the fiscal year ended December 31, 1996. Each of the Audit Committee and the Nominating Committee met one time during the fiscal year ended December 31, 1996. The Acquisition Committee met five times during the fiscal year ended December 31, 1996. The Compensation and Stock Option Committee met three times during the fiscal year ended December 31, 1996. Each of the persons named above attended at least 75% of the meetings of the Board of Directors and meetings of any Committees of the Board on which such person served which were held during the time that such person served.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information for the fiscal years ended December 31, 1996, 1995 and 1994 concerning the compensation of the Chief Executive Officer of the Company, and the four other most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG TERM
                                                                        COMPENSATION
                                         ANNUAL COMPENSATION               AWARDS
                                   --------------------------------     ------------        ALL OTHER
                                   FISCAL      SALARY       BONUS         OPTIONS        COMPENSATION(1)
   NAME AND PRINCIPAL POSITION      YEAR        ($)          ($)            (#)                ($)
---------------------------------  ------     --------     --------     ------------     ---------------
John Masefield...................   1996      $247,860     $ 33,000              0           $ 1,243
  Chairman (2)                      1995       219,855      110,100        365,000(5)          1,279
                                    1994       213,451      150,000              0             1,478
Charles P. Truby.................   1996       144,200       69,000              0             2,385
  Executive Vice President          1995       105,788       46,000         50,000                 0
  and Chief Operating               1994            --           --             --                --
  Officer (3)
George R. Dietz..................   1996        95,000       19,000              0             1,107
  Senior Vice President             1995       128,660       25,760         31,000(5)          1,456
                                    1994       120,000       48,000              0             2,073
Thomas J. DeAngelo...............   1996       138,750       49,000              0             1,390
  Vice President-Finance            1995       130,515       42,320         30,000(5)          1,358
  and Administration,               1994       130,731       52,000              0             2,299
  Secretary and Treasurer
Peter Mayer......................   1996       206,000      112,000              0                 0
  President and Chief               1995        69,780       13,800        100,000                 0
  Executive Officer (4)             1994            --           --             --                --

---------------

(1) Includes contributions made by the Company on behalf of the executive officers to the Company's 401(k) Plan.

(2) Mr. Masefield served as Chairman, President and Chief Executive Officer of the Company from prior to 1994 until August 1995, and as Chairman from August 1995 until February 1997, and has served as Chairman, President and Chief Executive Officer of the Company since February 1997.

(3) Mr. Truby served as Executive Vice President and Chief Operating Officer of the Company from March 1995 until May 1997, and has served as Vice President-Quality Assurance and Regulatory Affairs since May 1997.

(4) Mr. Mayer served as President and Chief Executive Officer of the Company from August 1995 until February 1997.

(5) These options were granted in years prior to 1995 but were repriced in 1995.

     The following table sets forth the number and value of options and warrants held by the executive officers of the Company named in the Summary Compensation Table at December 31, 1996. None of such executive officers exercised options or warrants during the fiscal year ended December 31, 1996.

                   FISCAL YEAR END OPTION AND WARRANT VALUES

                                                                                  VALUE OF UNEXERCISED
                                            NUMBER OF UNEXERCISED                     IN-THE-MONEY
                                            OPTIONS AND WARRANTS                  OPTIONS AND WARRANTS
                                         AT 1996 FISCAL YEAR END (#)         AT 1996 FISCAL YEAR END ($)(1)
                                       -------------------------------       -------------------------------
                NAME                   EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
-------------------------------------  -----------       -------------       -----------       -------------
John Masefield.......................    234,900            150,000           $ 124,823           $37,500
Charles P. Truby.....................     10,000             40,000                   0                 0
George R. Dietz......................    126,000                  0             482,400                 0
Thomas J. DeAngelo...................     49,200                  0              72,894                 0
Peter Mayer..........................     20,000             80,000                   0                 0

---------------

(1) In-the-money options and warrants are those where the fair market value of the underlying Common Stock exceeds the exercise price of the option or warrant. The value of in-the-money options and warrants is determined in accordance with regulations of the Securities and Exchange Commission by subtracting the aggregate exercise price of the option or warrant from the aggregate year-end value of the underlying Common Stock.

     The Company maintains a Retirement Plan (the "Retirement Plan") which covers its salaried and hourly employees who have completed one year of service and attained the age of 21. The Retirement Plan is a defined benefit plan qualified under the Internal Revenue Code of 1986, as amended (the "Code").

     The Retirement Plan provides an employee retiring at age 65 with 25 years of plan participation with a pension beginning at age 65 in an annual amount equal to 50% of his average compensation during the five consecutive plan years in which he received the highest average compensation (the "Average Plan Compensation"). A participant retiring with less than 25 years of service will receive a reduced pension. An employee's interest in his retirement benefit under the Retirement Plan vests over a period of years. An employee's annual retirement benefit under the Retirement Plan is offset by 50% of his estimated Social Security benefits.

     Compensation taken into account in determining benefits under the Retirement Plan includes salary, bonuses, overtime, commissions and salary deferrals under the Company's Savings and Protection (401(k)) Plan. In the case of executive officers of the Company named in the Summary Compensation Table, compensation covered by the Retirement Plan includes the salary and bonus reflected in the Summary Compensation Table, but not more than $150,000 for 1996, 1995 and 1994. At December 31, 1996, for purposes of determining benefits under the Retirement Plan, each of Messrs. Masefield, Dietz, and DeAngelo had fifteen years of plan participation and each of Messrs. Truby and Mayer had one year of plan participation.

     The following table shows the estimated annual retirement benefit in the form of a life annuity under the Retirement Plan for employees (including officers and directors) retiring at age 65 whose Average Plan Compensation and years of participation would be in the categories shown. The amounts shown in the table do not reflect the amount of offset for Social Security benefits, which cannot be ascertained at this time.

                               PENSION PLAN TABLE

                               YEARS OF SERVICE
                 --------------------------------------------
REMUNERATION       11          15          20           25
------------     -------     -------     -------     --------
  $ 25,000       $ 5,500     $ 7,500     $10,000     $ 12,500
    50,000        11,000      15,000      20,000       25,000
   100,000        22,000      30,000      40,000       50,000
   150,000        33,000      45,000      60,000       75,000
   200,000        44,000      60,000      80,000      100,000

COMPENSATION OF DIRECTORS

     The Company pays its non-employee directors an annual fee of $10,000, a fee of $500 for attending each meeting of the Board of Directors and a fee of $300 for attending each Committee meeting. Directors of the Company are eligible to receive stock options under the Company's Stock Option Plans.

     On August 12, 1997, the Board of Directors adopted a severance plan for directors of the Company. Under the plan, nonemployee directors are entitled to receive a severance payment upon termination of service with the Company in an amount equal to $5,000 for each year of service (or portion thereof) as a director, up to a maximum amount of $70,000 for fourteen or more years of service. Under the plan, each of Messrs. Campbell, Haythe and Lank would be entitled to severance in the amount of $70,000 and Mr. Nahl would be entitled to severance in the amount of $5,000.

     The Company has a consulting agreement with Elmer A. Sticco, a former director of the Company, under which Mr. Sticco provides certain financial and management advisory services to the Company for an annual consulting fee of $16,000. The agreement expires on December 31, 1999.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with John Masefield, Chairman, President, and Chief Executive Officer of the Company. The agreement is for a term of seven years commencing as of April 1, 1996. Under the agreement, Mr. Masefield will perform executive, administrative and consultative services for the Company for not less than fifteen business days per quarter. The agreement provides for an annual salary of $250,000 and for bonus payments for exceptional contributions to the Company as determined by the Board of Directors. The agreement provides for payment of the aggregate salary payable through the expiration of the term of the agreement upon termination by the Company of Mr. Masefield's employment for reasons other than for cause or upon Mr. Masefield's voluntary termination within one year following certain change of control events involving the Company, and provides for continued payment of salary through the expiration of the term, but not more than three years, to Mr. Masefield's beneficiaries in the event of his death prior to the expiration of the term.

     The Company and Mr. Masefield have entered into a supplement dated as of February 14, 1997 to Mr. Masefield's employment agreement. The supplement provides for Mr. Masefield to serve as President and Chief Executive Officer of the Company during the period from February 1997 to February 2001. The supplement provides for an annual salary of $250,000 subject to cost of living increases and other increases at the discretion of the Board of Directors, for participation in the executive bonus program of the Company, and the grant of options to purchase 100,000 shares of Common Stock at an exercise price equal to the fair market value thereof on the date of grant. The options are exercisable in full beginning at any time following one year after the date of grant if at the time of exercise the closing price for the Common Stock as quoted on the New York Stock Exchange shall have equalled or exceeded $20.00 per share on at least twenty trading days, which need not be consecutive, subsequent to the date of grant. The supplement also provides for extensions of the term of the employment agreement by one year for each year of service under the supplement.

     In connection with the Merger, Mr. Masefield and the Parent have entered into an employment agreement which will supersede his current employment agreement and supplement as of the Effective Time. See Item 3 of the Schedule 14D-9.

     The Company has entered into an employment agreement effective as of March 27, 1995 with Charles P. Truby, the Executive Vice President and Chief Operating Officer of the Company, with a 1996 annual salary of $144,200, subject to increases at the discretion of the Board of Directors. The agreement provides for an initial term of one year, with automatic one-year extensions (subject to two months' notice of non-extension). The agreement provides Mr. Truby with an annual bonus opportunity of up to 60% of his annual salary. The agreement also provides for payment of 12 months' salary upon the termination by the Company of Mr. Truby's employment for reasons other than for cause and for payment of two years' salary upon Mr. Truby's voluntary termination within one year following certain change of control events involving the Company.

     The Company has entered into employment agreements effective as of February 1, 1988, with each of George R. Dietz -- Senior Vice President and Thomas J. DeAngelo -- Vice President-Finance and Administration, at current annual salaries of $95,000 and $138,750, respectively, subject to increases at the discretion of the Board of Directors. These agreements provide for an initial term of three years, with automatic one-year extensions (subject to two months' notice of non-extension). These agreements were automatically extended for one year on February 1, 1997. Each of these agreements also provides for payment of three years' annual salary upon termination by the Company of the employee's employment for reasons other than for cause or upon the employee's voluntary termination within one year following certain change of control events involving the Company.

     In connection with the Merger, the Parent has agreed that Mr. DeAngelo will be the President of the Company following the Merger and has agreed to certain compensation arrangements described in Item 3 of the Schedule 14D-9.

     Directors and executive officers of the Company participate in the special bonus plan for directors and senior officers of the Company. The purpose of the plan is to compensate participants for a portion of the additional income tax, attributable to Federal income tax rate increases enacted in 1993, payable by participants with respect to long-term compensation awards, such as stock options and warrants for Common Stock of the Company. No bonuses were paid under the special bonus plan during the fiscal year ended December 31, 1996. On August 12, 1997, bonuses were awarded under the special bonus plan to various directors and executive officers, including $434,320 to Mr. Masefield and $99,308 to Mr. Dietz. Such bonuses will be payable in connection with the cancellation and conversion of Company options and warrants pursuant to the Offer and the Merger.

COMPENSATION AND STOCK OPTION COMMITTEE
INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation and Stock Option Committee of the Board of Directors consists of H. Stuart Campbell, David M. Lank and, until his resignation from the Board of Directors on February 28, 1997, Elmer A. Sticco, all of whom are independent directors of the Company. Thomas M. Haythe was appointed as a member of the Compensation and Stock Option Committee on May 20, 1997.

SECTION 16(a) REPORTING REQUIREMENTS

     Under Section 16(a) of the Securities Exchange Act of 1934, directors and executive officers of the Company, and persons who own more than ten percent of the Common Stock, are required to file reports concerning their beneficial ownership of securities of the Company with the Securities and Exchange Commission. Directors, executive officers and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the Company's knowledge, based solely on a review of copies of such reports furnished to the Company and confirmations that no other reports were required during the fiscal year ended December 31, 1996, its directors, executive officers and greater than ten percent shareholders complied with all
Section 16(a) filing requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Thomas M. Haythe, a Class A director of the Company, is a partner in the New York law firm of Haythe & Curley, which firm has acted as legal counsel to the Company for many years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The shareholders (including any "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who, to the knowledge of the Board of Directors of the Company, owned beneficially more than five percent of any class of the outstanding voting securities of the Company as of August 1, 1997, and their respective shareholdings as of such date (according to information furnished by them to the

Company), are set forth in the following table. Except as indicated in the footnotes to the table, all of such shares are owned with sole voting and investment power.

                                                                 SHARES OF COMMON STOCK    PERCENT
                       NAME AND ADDRESS                            OWNED BENEFICIALLY      OF CLASS
---------------------------------------------------------------  ----------------------   ----------
The Bass Management Trust
Lee M. Bass
Sid R. Bass Management Trust...................................          641,000(1)           9.92%
  201 Main Street, Suite 3200
  Fort Worth, Texas 76102
The Kaufmann Fund, Inc.........................................        1,000,000(2)          15.48%
  140 East 45th Street, 43rd Floor
  New York, New York 10017
Dimensional Fund Advisors Inc..................................          377,300(3)           5.84%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

---------------

(1) This information is based upon a Report on Schedule 13D filed by these shareholders with the Securities and Exchange Commission. Such Schedule 13D indicates that each of The Bass Management Trust ("BMT"), Lee M. Bass, and the Sid R. Bass Management Trust ("SRBMT") has sole voting power and sole dispositive power with respect to 213,700 shares apiece. Such Schedule 13D also indicates that Perry R. Bass, as Trustee and Trustor of BMT, and Nancy
    L. Bass, as Trustor of BMT, may be deemed to beneficially own the shares owned by BMT and that Sid R. Bass, as Trustee of SRBMT, may be deemed to beneficially own the shares owned by SRBMT.

(2) This information is based upon a Report on Schedule 13G filed by The Kaufmann Fund, Inc. with the Securities and Exchange Commission. Such
    Schedule 13G indicates that such entity has sole voting power and sole dispositive power with respect to 1,000,000 shares.

(3) This information is based upon a Report on Schedule 13G filed by Dimensional Fund Advisors Inc. with the Securities and Exchange Commission. Such
    Schedule 13G indicates that such entity has sole voting power with respect to 262,900 shares and sole dispositive power with respect to 377,300 shares.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of August 1, 1997, the number of shares of Common Stock of the Company beneficially owned by each of the Company's directors and nominees for directors, each executive officer named in the Summary Compensation Table, and all directors and executive officers as a group, based upon information obtained from such persons.

                                                            SHARES OF COMMON STOCK     PERCENT
                             NAME                             OWNED BENEFICIALLY       OF CLASS
    ------------------------------------------------------  ----------------------     --------
    John Masefield........................................          352,000(1)           5.22%
    Thomas J. DeAngelo....................................           49,200(2)            (8)
    H. Stuart Campbell....................................           36,633(3)            (8)
    Thomas M. Haythe......................................           27,500(4)            (8)
    David M. Lank.........................................          113,700(5)           1.75%
    Michael C. Nahl.......................................                0               (8)
    George R. Dietz.......................................          121,200(6)           1.86%
    Charles P. Truby......................................           20,000(7)            (8)
    All Directors and Executive Officers as a Group (eight
      persons)............................................          660,233(1)(2)(3)     9.45%
                                                                           (4)(5)(6)
                                                                           (7)

---------------

(1) Includes 12,000 shares issuable upon exercise of currently exercisable warrants held by Mr. Masefield, Chairman of the Board of Directors, President, Chief Executive Officer, and a Class C director of the Company, and 272,900 shares issuable upon exercise of currently exercisable stock options held by Mr. Masefield. Also includes 60,000 shares with respect to which Mr. Masefield holds irrevocable proxies.

(2) Includes 49,200 shares issuable upon exercise of currently exercisable stock options held by Mr. DeAngelo, Vice President-Finance and Administration, Secretary, Treasurer, and a Class A director of the Company.

(3) Includes 14,000 shares issuable upon exercise of currently exercisable warrants held by Mr. Campbell, a Class B director of the Company, and 22,500 shares issuable upon exercise of currently exercisable stock options.

(4) Includes 27,500 shares issuable upon exercise of currently exercisable stock options held by Mr. Haythe, a Class A director of the Company.

(5) Includes 30,000 shares issuable upon exercise of currently exercisable warrants held by Mr. Lank, a Class C director of the Company, and 22,500 shares issuable upon exercise of currently exercisable stock options. Includes 60,000 shares owned by Nanticoke Limited, of which Mr. Lank is the President. Mr. Masefield has been granted an irrevocable proxy with respect to the 60,000 shares owned by Nanticoke Limited.

(6) Includes 57,500 shares issuable upon exercise of currently exercisable warrants held by Mr. Dietz, Senior Vice President of the Company, and 31,000 shares issuable upon exercise of currently exercisable stock options.

(7) Includes 20,000 shares issuable upon exercise of currently exercisable stock options held by Mr. Truby, Vice President-Quality Assurance and Regulatory Affairs of the Company.

(8) Less than one percent.

     As of August 11, 1997, the last full trading day prior to date of the public announcement of the Offer, the per share market value of the Common Stock was $19.38, based on the closing price for the Common Stock on that date on the New York Stock Exchange.

CERTAIN TRANSACTIONS

     Reference is made to the matters set forth in Item 3 of the Schedule 14D-9, which is incorporated herein by reference, and under the headings "Employment Agreements" and "Director Compensation" in this Information Statement.

OTHER INFORMATION

     At the close of business on March 27, 1997, the Company had issued and outstanding 6,430,298 shares of Common Stock, each of which is entitled to one vote with respect to each matter to be voted on by shareholders of the Company. The Company has no class or series of stock outstanding other than the Common Stock.

                                    ANNEX B

                      [DONALDSON, LUFKIN & JENRETTE LOGO]

                                AUGUST 12, 1997

BOARD OF DIRECTORS
ISOMEDIX INC.
11 APOLLO DRIVE
WHIPPANY, NJ 07981

DEAR SIRS:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Isomedix Inc., a Delaware corporation ("Isomedix" or the "Company"), of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of August 12, 1997 (the "Agreement"), by and among STERIS Corporation, an Ohio corporation ("STERIS"), STERIS Acquisition Corporation, a Delaware corporation ("Acquisition Sub") and a wholly owned subsidiary of STERIS, and the Company pursuant to which Acquisition Sub will be merged (the "Merger") with and into Isomedix.

     Pursuant to the Agreement, Acquisition Sub will commence a tender offer (the "Tender Offer") to purchase any and all outstanding shares of common stock, par value $0.01 per share, of the Company ("Company Common Stock") at a price of $20.50 per share in cash. The Tender Offer is to be followed by the Merger in which each share of Company Common Stock not tendered will be converted into the right to receive $20.50 per share in cash.

     In arriving at our opinion, we have reviewed the Agreement and schedules thereto, as well as the Employment Agreement, dated as of August 12, 1997, by and between STERIS and John Masefield. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with management. Included in the information provided during discussions with management were certain financial forecasts for the Company for its fiscal years ending December 31, 1997 through December 31, 2006 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Company Common Stock, reviewed premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial forecast for the Company supplied to us, we have assumed that it has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Tender Offer and the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer and the Merger. Our opinion does not constitute a recommendation to any member of the Company's Board of Directors as to how such member should vote on the proposed transaction. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of the Company Common Stock into the Tender Offer or how such stockholder should vote at any stockholder meeting held to vote on the Merger.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of our business, DLJ actively trades the equity securities of Isomedix and STERIS for its own account and for the accounts of its customers and accordingly may at any time hold a long or short position in such securities.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the stockholders of the Company pursuant to the Tender Offer and the Merger as contemplated by the Agreement is fair to such stockholders from a financial point of view.

                                            Very truly yours,

                                          DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                          By:   /s/  MICHAEL J. MCCARTNEY
                                            ------------------------------------
                                            MICHAEL J. MCCARTNEY
                                            VICE PRESIDENT

                                       B-2